FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of          March            , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F
  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No       X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date March 28, 2008	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo
Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Features of Issuance of Share Options as Stock Options

March 28, 2008

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Features of Issuance of Share Options as Stock Options
Canon Inc. (the “Company”) hereby announces that it has determined at the Board of Directors’ meeting, held on March 28, 2008, the specific details of issuance of share options (shinkabu yoyaku-ken) as stock options, pursuant to the provisions of Articles 236, 238, 239 of the Corporation Law (Kaisha-ho) and the resolution of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company held on March 28, 2008, as follows:
1.	Number of Share Options

Five thousand nine hundred and twenty (5,920) share options.

2.	Grantees of Share Options and Number of Share Options to be Granted

The grantees of share options and the number of share options to be granted shall be as follows. Provided, however, that such number to be granted shall be subject to grantee’s application for the subscription of share options, and if the applied number is less than the Number to be Granted, such applied number of share options shall be granted.

	Number	Number to be Granted per Grantee
Grantees of Share Options	of		Total
	Grantees

Representative Director	3	240		720

Senior Managing Director	4	170		680

Managing Director	10	130		1,300

Director	8	100		800

Executive Officer	8	80		640

Advisory Director	28	60		1,680

Management Mission Band 5	2	50		100

Total	63	–		5,920

The Grantees of Share Options above shall be the ones in such positions as of April 1, 2008.

3.	Date of Allotment of Share Options

The date of allotment of share options shall be May 1, 2008.

4.	Cash Payment for Share Options

No cash payment will be required.

5.	Number of Shares to be acquired upon Exercise of a Share Option

The number of shares to be acquired upon exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the total number of shares to be delivered due to the exercise of share options shall be five hundred ninety-two thousand (592,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment

= Allotted Number of Shares before Adjustment x Ratio of Share Splitting or Share Consolidation.

Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded off.

6.	Amount of Property to Be Contributed upon Exercise of Share Options

The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares.

The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

1
= Exercise Price before Adjustment x
Ratio of Share Splitting or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment x

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares x Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

7.	Period during Which Share Options Are Exercisable

From May 1, 2010 to April 30, 2014.

8.	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)
The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)
The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.

9.	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

10.	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders’ meeting (or by the Board of Directors if no resolution of a shareholders’ meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

11.	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be disregarded.

12.	Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors’ meeting.
[Reference]
(1)	The date on which the Board of Directors’ meeting resolved the proposal of issuance of share options to the Ordinary General Meeting of Shareholders
January 30, 2008
(2)	The date on which the issuance of share options was resolved at the Ordinary General Meeting of Shareholders
March 28, 2008